UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2016

Commission File Number: 001-35931

Constellium N.V.

(Translation of registrant’s name into English)

Tupolevlaan 41-61,

1119 NW Schiphol-Rijk

The Netherlands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☑            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                 No  ☑

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Entry Into a Material Definitive Agreement

On March 16, 2016, Wise Alloys LLC (“Wise Alloys”) entered into a Receivables Purchase Agreement (the “New Wise RPA”) with Wise Alloys Funding II LLC (the “New Wise RPA Seller”), Hitachi Capital America Corp. (the “New Wise RPA Purchaser”), and Greensill Capital Inc., as purchaser agent, providing for the sale of certain receivables of Wise Alloys to the New Wise RPA Purchaser in an amount not to exceed $100 million in the aggregate outstanding at any time. Receivables under the New Wise RPA will be sold at a discount based on a rate equal to a LIBOR rate plus 2.00-2.50% (based on the credit rating of the account debtor) per annum.

Subject to certain customary exceptions, each purchase under the New Wise RPA will be made without recourse to the New Wise RPA Seller. The New Wise RPA Seller has no liability to the New Wise RPA Purchaser, and the New Wise RPA Purchaser is solely responsible for the account debtor’s failure to pay any purchased receivable when it is due and payable under the terms applicable thereto. Constellium Holdco II B.V. has provided a guaranty for the New Wise RPA Seller’s and Wise Alloys’ performance obligations under the New Wise RPA.

The New Wise RPA contains customary covenants. The New Wise RPA Purchaser’s obligation to purchase receivables under the New Wise RPA is subject to certain conditions, including without limitation that certain changes of control shall not have occurred, that there shall not have occurred a material adverse change in the business condition, operations or performance of the New Wise RPA Seller, Wise Alloys, or Constellium Holdco II B.V., and that Constellium’s corporate credit rating shall not have been withdrawn by either Standard & Poor’s or Moody’s or downgraded below B- by Standard & Poor’s and B3 by Moody’s.

The New Wise RPA Purchaser’s obligation to purchase receivables under the New Wise RPA will terminate on March 15, 2017.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONSTELLIUM N.V. (Registrant)

March 16, 2016	By:	/s/ Didier Fontaine
Name: Didier Fontaine
Title: Chief Financial Officer